ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

January 25, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of November 15, 2004, enclosed please find a press release dated January 25, 2005.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

DOCSNY1:863595.2
13024-2 JG9

Reichenvater, Eva

Subject: FW: FJH AG sells HEUBECK AG as part of its reorganisation in Germany

Follow Up Flag: Follow up
Flag Status: Flagged

-----Original Message-----
From: IR Kontakt FJH [mailto:investor.relations@fjh.com]
Sent: Tuesday, January 25, 2005 11:08 AM
To: Johannes K. Gaebel
Subject: FJH AG sells HEUBECK AG as part of its reorganisation in Germany

Dear Mr. Gaebel,

Please find below our just published ad hoc release.

FJH AG
Investor Relations

****

FJH AG (ISIN DE0005130108), the consultancy and software company listed in the Prime Standard, reorganises its German operations and has sold its subsidiary HEUBECK AG in the framework of a Management Buy Out to its former owner Prof. Klaus Heubeck. As part of the current reorganisation FJH is focussing on its core business, especially on software for the administration of insurance portfolios. This segment offers big potential for growth, especially abroad in Russia, the US and Western Europe.

The realisation of synergies from the integration of the HEUBECK Group would require further management capacities as well as capital commitment for a fairly long time. For this reason the company has decided to use these capacities to expand its strong market position in its core business.

The sale of HEUBECK AG, which becomes effective per 30 December 2004, leads to an immediate write off of about 60 per cent of the goodwill on the balance sheet. When the purchase price is paid in the first quarter 2005, the short and long-term loans of FJH, which amounted to 19.2 million Euro per 30 September 2004, will decrease considerably by 12.7 million Euro. By these means the first step to reorganise the liabilities side of FJH's balance sheet has successfully been taken.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Phone: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com

Munich, 25th January 2005